Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Clover Health Investments, Corp. for the registration of warrants, debt securities, Class A common stock, and preferred stock and to the incorporation by reference therein of our report dated February 28, 2022, with respect to the consolidated financial statements of Clover Health Investments, Corp., and the effectiveness of internal control over financial reporting of Clover Health Investments, Corp., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

May 9, 2022